[GRAPHIC OMITTED]
: FOLEY
                                                         FOLEY & LARDNER LLP
                                                         ATTORNEYS AT LAW
                                                         321 NORTH CLARK STREET
                                                         SUITE 2800
                                                         CHICAGO, IL  60610-4764
                                                         312.832.4500 TEL
                                                         312.832.4700 FAX
                                                         www.foley.com

                                February 24, 2005


VIA EDGAR
---------

Ms. Christina Chalk, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549

                  Re:      Inforte Corp.
                           Schedule TO-I filed February 9, 2005 SEC File No. 5-60365

Dear Ms. Chalk:

                On behalf of Inforte Corp. ("Inforte"), we submit the following responses to comments of the staff of the Securities and Exchange Commission received February 15, 2005 concerning Inforte's Schedule TO filed on February 9, 2005. Contemporaneously herewith, Inforte is filing Amendment No. 1 to Schedule TO, including the First Supplement to the Offer to Exchange Stock Options for Cash or Restricted Stock (the "First Supplement").

                All terms used herein and not otherwise defined have the meaning ascribed thereto in the Offer to Exchange.

Offer to Exchange
-----------------

Conditions of the Offer

         1. Your Offer may be condition on any number of events or occurrences, so long as the conditions are adequately described in the Offer materials and are outside of the Company's control. In this regard, clarify the "contemplated benefits of the Offer" to you, which, if impaired, will allow you to terminate this Offer.

                In order to clarify the circumstances upon which Inforte would suffer an impairment of the contemplated benefits of the Offer and therefore would have the right to terminate the Offer, the third bullet in Section 10 of the Offer to Exchange, entitled "Conditions of the Offer," is being amended to read as follows in its entirety:

         "any other event or events occur that have resulted or is likely to result, in our reasonable judgment, in a material impairment of the contemplated compensatory or accounting treatment benefits of the Offer to us, as described more fully in the second paragraph of Section 4 of this Offer to Exchange."

         2. Refer to the last paragraph in this section. Explain supplementally, with a view to further disclosure, how you could waive an Offer condition "in part."

Ms. Christina Chalk
February 24, 2005
Page 2

                Inforte could waive an Offer condition with respect to one or more Categories of Options, but possibly not all Categories. In order to clarify the circumstances upon which Inforte may desire to waive an Offer condition in part, the final paragraph in Section 10 of the Offer to Exchange, entitled "Conditions of the Offer," is being amended to read in its entirety as follows:

                "The conditions of this Offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the expiration date. We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our sole discretion. For example, a regulatory, administrative, or judicial ruling could impair the contemplated benefits of the Offer with respect to the Options, and thereby allow Inforte to withdraw the Offer. However, Inforte may deem it advisable to withdraw the Offer only with respect to one or more Categories of Options, but not all Categories. In that case, Inforte would waive the condition with respect to the Category (or Categories) of Options for which Inforte wishes to proceed with the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 10 will be final and binding upon all persons."

Extension of the Offer; Termination and Amendment
-------------------------------------------------

         3. In the second paragraph in this section, you appear to reserve the right to terminate the Offer whether or not any of the listed Offer conditions have occurred. This renders the Offer illusory. Please revise.

                In order to clarify that Inforte will not postpone acceptance of the Offer if the conditions set forth in Section 10 of the Offer to Exchange have not occurred, the second paragraph contained in Section 14, entitled "Extension of Offer; Termination and Amendment" is being deleted in its entirety.

Accounting Treatment of Transaction
-----------------------------------

         4. If Inforte does not grant new options or modify its existing options after July 1, 2005, we understand that there would be no compensation expense to the Company as a result of adopting FAS 123(r). This is not apparent from the disclosure in the Offer to Exchange generally, and from the disclosure in this Section in particular. Please revise generally to clarify.

                In order to clarify the impact of FAS 123(r) on options that have already been granted but have not yet vested, the first paragraph of
Section 15 of the Offer to Exchange has been amended to read in its entirety as follows:

         "Under Financial Accounting Standards Board (FASB)'s new requirement, public companies must begin expensing stock options based on their grant date "fair value" beginning July 1, 2005. Under these new accounting rules, Inforte would have to begin expensing options grants that were made prior to the July 1, 2005 date but which vest after this date. Therefore, even if Inforte does not

Ms. Christina Chalk
February 24, 2005
Page 3


grant any options after July 1, 2005 it will still be taking a significant expense at this time and over subsequent years, unless the options have already vested or been cancelled. With the new rules a company may report significant stock option-related compensation expense as calculated on the grant date "fair value" even if the current date "fair value" of the stock options is very minimal. We plan to convert all eligible outstanding Options to cash or restricted stock, or, if Options are not exchanged, accelerate the vesting of unvested Options to significantly reduce Inforte's exposure to this stock option-related compensation expense. We plan to complete these option conversion actions via our Offer to Exchange prior to July 1, 2005, the same date we intend to adopt the new accounting rules."

                We have also added an additional bullet to further explain the accounting treatment of Options that are subject to the offer but for which the Offer is declined. One new bullet has been added and reads in its entirety as follows:

o "All Options subject to this Offer will be subject to variable accounting treatment from the date of the Offer until the Offer is accepted. Those Options for which the cash or restricted stock offer is declined will continue to be subject to variable accounting treatment thereafter until those Options are exercised or cancelled. The amount of this expense can not be estimated at this time as it depends on the following factors: the strike price of the Options not exchanged, individuals' exercising behaviors, any terminations which would cause Options to be cancelled and Inforte's future stock price over time."

         5. Refer to the disclosure in the first paragraph in this Section where you state that under the new accounting rules, a company may report significant stock option-related compensation expense even if the current market values of the stock options are very minimal. Clarify what you mean by "current" in relation to grant date and "market value" in relation to fair value. Clarify whether you are referring to grant date fair value of the options, which would represent the compensation expense measurement under FAS 123(r).

                In using the word "current" in the first paragraph of Section
15 of the Offer to Exchange, Inforte is referring to the fair value of the stock options using the current market price, not the grant date market price. This is being clarified in the first paragraph of Section 15, as referenced above.

         6. Explain how you arrived at the $810,000 and $2.4 million figures in the first and second bullet points on page 26. Clarify whether this represents the excess of the fair value of restricted stock or cash given in the Offer over the fair value of the options immediately prior to the cancellation.

                These figures represent the total maximum expense of these actions; they are not the differences between different fair values. The first two bullets on page 26 have been amended to read in their entirety as follows:

                o "If each eligible employee with Category A and Category B Options on February 1, 2005 elects to cancel their Options and receive cash, the maximum total cash compensation expense for this action that we would recognize

Ms. Christina Chalk
February 24, 2005
Page 4


in the first quarter of 2005 would be approximately $810,000. This amount is the maximum amount of cash that would be paid to holders of Category A and B Options if they chose the cash exchange alternative.

                o If each eligible employee with Category C Options on February 1, 2005 elects to cancel their Options and receive restricted stock, the maximum total non-cash compensation expense for this action that we would recognize would be approximately $2.4 million which would be expensed ratably over a four-year period. This amount is the value of the restricted stock that would be granted to holders of Category C Options if they chose the restricted stock exchange alternative. This amount would be expensed over four years because the stock vests over a four-year period."

         7. Refer to the second bullet point. Clarify why you chose four years as the appropriate period over which to recognize compensation expense.

                Four years is the period over which the restricted stock vests. Please refer to the second bullet in 6 above.

         8. Discuss and quantify the impact on the incremental shares included in Inforte's reported diluted earnings per share for the latest fiscal year pertaining to the options subject to cancellation.

                Quantification of the current dilutive impact of options and dilution after the Offer has been included in Section 15 of the Offer to Exchange. Two new bullets have been added and read in their entirety as follows:

o "The approximate number of additional shares that will be granted as restricted stock if all holders of Category C Options take the restricted stock exchange is 370,000; this represents approximately 3.3% of the current share count.

o There were approximately 50,000 dilutive Options as of the end of the final quarter of the year. If holders of Category A and C Options decline the exchange and their options are accelerated and they do not exercise them, this would add approximately 14,000 to the dilutive Options count, assuming the market price is unchanged by the impact of the cash distribution."

         The last bullet of the Section 15 has also been amended and will read in its entirety as follows:

o "If employees choose not to exercise vested Options with a strike price less than $9.00 prior to the special one-time cash distribution record date, these employees will receive common stock to compensate for the estimated loss in option value due to the one-time distribution. The total estimated maximum expense for this action is $400,000; this will be a non-cash compensation expense in the first quarter of 2005, assuming no extension of the Offer. The approximate number of shares

Ms. Christina Chalk
February 24, 2005
Page 5


         for this action if none of the vested options below $9.00 are exercised is 60,000; this represents approximately 0.5% of the current share count."

Financial Statements
--------------------

         9. We note that you have incorporated by reference the financial statements for the years ended December 31, 2003 and December 31, 2002 and for the quarter ended September 30, 2004 from Inforte's Forms 10-K and 10-Q. Where you incorporate by reference into the tender offer materials financial statements found in other documents filed with the SEC, we require you to include in the document disseminated to investors the summary financial statements required by Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO and Q&A 7 in Section I.H of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001). Please revise to include the summary financial statements. Advise how this new information will be disseminated to option holders.

                Additional financial data is contained in the First Supplement under the section "Selected Financial Data."

                Inforte is disseminating the First Supplement to all eligible option holders via its internal inter-office mail system.

                Attached to this letter is an executed written statement from Inforte pursuant to your request in the "Closing Comments" section of the comment letter.

                If you have any questions, please do not hesitate to contact the undersigned at 312-832-5132.

                                        Very truly yours,

                                        /s/ Edwin D. Mason

                                        Edwin D. Mason

cc:      Mr. Nick Heyes

                                  INFORTE CORP.
                             150 N. Michigan Avenue
                                   Suite 3400
                               Chicago, IL 60601


                                February 24, 2005




Ms. Christina Chalk, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, DC 20549


                  Re:      Inforte Corp.
                           Schedule TO-I filed February 9, 2005 SEC File No. 5-60365

Dear Ms. Chalk:

                On behalf of Inforte Corp. ("Inforte"), I acknowledge the following:

o Inforte is responsible for the adequacy and accuracy of the disclosure filings;

o Staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to our filings; and

o Inforte may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                                            /s/ Nick Heyes
                                        ----------------------------------------
                                        Nick Heyes
                                        Chief Financial Officer